Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company

Subject Company: Massey Energy Company

Commission File Number: 001-07775

PRESS RELEASE Massey Energy Company 4 North Fourth Street, Richmond, VA

COMPANY CONTACT:	Roger Hendriksen	FOR IMMEDIATE RELEASE
	Vice President, Investor Relations	May 2, 2011
(804) 788-1824

MASSEY ENERGY REPORTS FIRST QUARTER 2011

OPERATING RESULTS

First Quarter Highlights

•	Produced tons sold increased 21 percent to 10.3 million
•	Produced coal revenue per ton increased 20 percent, reaching an all-time record of $80.96
•	Adjusted EBITDA was $148.9 million
•	Export shipments increased by 36 percent
•	Cash margin per ton improved by 24 percent to $14.92

Richmond, Virginia, May 2, 2011 – Massey Energy Company (NYSE: MEE) today reported that it shipped 10.3 million tons of coal in the first quarter of 2011, representing an increase of 21 percent compared to the first quarter of 2010. Massey further reported that produced coal revenue per ton reached an all-time record high of $80.96 during the quarter, an increase of 20 percent over the same period a year ago. The higher volume and higher realization generated record high produced coal revenue of $831.3 million for the first quarter 2011, which represents an increase of 45 percent compared to the first quarter of 2010.

Massey reported adjusted EBITDA for the first quarter of 2011 of $148.9 million compared to $94.8 million in the first quarter of 2010. Adjusted EBITDA for the first quarter of 2011 excludes $12.4 million in charges related to the Upper Big Branch (“UBB”) mine disaster that occurred in April 2010, $18.4 million in losses on derivative instruments and $5.4 million in transaction costs related to the proposed merger with Alpha Natural Resources, Inc. For the first quarter of 2010, adjusted EBITDA excludes $36.5 million in gains from derivatives instruments. Including the items above, the Company reported EBITDA of $112.7 million and a net loss of $7.7 million in the first quarter of 2011 compared to EBITDA of $131.3 million and net income of $33.6 million in the first quarter of 2010.

Commenting on the Company’s first quarter results, Massey’s Chief Executive Officer and President Baxter F. Phillips, Jr. said, “We are pleased with our progress in improving our operations and bringing shipments back in line with our expectations. We recognize that a lot of work remains to bring costs in line to improve net profitability. We believe our operations can achieve cost improvements as the year progresses.”

The record high revenue per ton achieved in the quarter was the result of improving market prices. Prices for metallurgical coal shipped in the first quarter 2011 increased by more than 53 percent over the same period of comparison a year earlier. Prices for utility coal shipped in the quarter increased by 12 percent compared to the first quarter of 2010. Shipments of utility coal increased by 37 percent in the quarter compared to the same period a year ago and represented 69 percent of total tons shipped compared to 61 percent of the total in the first quarter 2010. Total shipments of metallurgical coal declined by approximately 4 percent year over year. The slight decline in metallurgical coal shipments compared to first quarter 2010 was due primarily to lost production from UBB. Massey’s export shipments of metallurgical coal increased by 10 percent compared to the year ago period. The increase in export shipments was driven by strong overseas demand for mid-vol coal blends and mid quality high-vol coals. Massey exported 2.3 million tons of coal during the quarter (including steam coal), an increase of 36 percent over the first quarter of 2010.

Regarding the metallurgical coal market, Phillips said, “We believe we are in a strong position to take advantage of the very favorable pricing in today’s market. We expect to shift 2 to 3 million tons of Cumberland production into the metallurgical market in 2011 and recent contracts for limited quantities of this coal have been signed for as much as $300.00 per ton FOBT. Our increased production plans and expanded port and barge capacity will enable us to ship more coal to meet the demands of our customers.”

Massey’s average cash cost per ton for the first quarter of 2011 was $66.04 compared to $55.38 in the first quarter of 2010. The increase was due largely to higher fixed cost absorption on lower than planned production, higher sales related costs related to higher average sales prices, and increased costs for mining supplies and labor. The higher cash costs were offset by the reported higher revenue per ton, resulting in an improvement cash margin per ton. The operating cash margin per ton in the first quarter of 2011 was $14.92 compared to $12.00 in the first quarter of 2010.

The first quarter 2011 results included approximately $5.4 million in pre-tax transaction expenses (recorded in Selling, general and administrative costs) related to the planned merger with Alpha Natural Resources, Inc. (“Alpha”).

For a reconciliation of non-GAAP measures see the notes to the accompanying financial tables.

1st Quarter Comparative Statistics

	1st Qtr. 2011		4th Qtr. 2010		1st Qtr. 2010
Produced tons (millions)	10.3		9.3		8.5
Produced tons sold (millions)	10.3		8.9		8.5
Produced coal revenue ($ millions)	$831.3		$641.1		$571.8
Produced coal revenue per ton	$80.96		$71.76		$67.38
Average cash cost per ton	$66.04	*	$62.67	*	$55.38	*
EBITDA ($ millions)	$112.7		$35.8		$131.3
Adjusted EBITDA ($ millions) (excluding UBB and transaction related charges and derivative impact)	$148.9		$59.6		$94.8

*	Excludes UBB charges

Liquidity and Capital Resources

At March 31, 2011, Massey had cash and cash equivalents totaling $280.7 million. This compared to $327.2 million at December 31, 2010. In addition to its cash and cash equivalents, the Company also had $122.8 million available under its asset-based revolving credit facility for total liquidity of $403.5 million at March 31, 2011.

Total debt at March 31, 2011 was $1,319.0 million compared to $1,316.2 million at December 31, 2010. Massey’s total debt-to-book capitalization ratio was 42.4 percent at March 31, 2011 compared to 42.5 percent at December 31, 2010.

Capital expenditures for the first quarter 2011 totaled $100.8 million compared to $56.1 million in the first quarter 2010.

Depreciation, depletion and amortization (DD&A) was $97.2 million in the first quarter 2011 compared to $64.5 million in the first quarter 2010. The increase in DD&A was largely attributed to the acquisition of Cumberland Resources, Inc., which was completed in the second quarter of 2010, and included $12.3 million in amortization of acquired sales contracts.

Development Project Update

Construction of Massey’s new Marianna processing plant is nearing completion. The plant is on track to begin operating in August 2011 and is expected to reach full operating capacity within the first year of operations. The plant will provide an additional 2.4 million tons of capacity for low-vol metallurgical coal shipments annually. Other ongoing expansion projects include the development of two new mines in the Pocahontas #3 seam near the new Marianna plant and the start up of a new mine in the Sewell seam at the Company’s Guyandotte operation. Each of these mines will produce high quality low-vol metallurgical coal. In addition, Massey has completed the face up of the new Cedar Grove #2 mine at its Aracoma operation and has received the necessary permits and approvals to begin the slope into the Beckley seam at its Rowland property.

Guidance Update

For 2011, Massey projects produced coal shipments from its operations in the range of 41.0 to 44.0 million tons. Average produced coal realization in 2011 is expected to be between $83.00 and $86.00 per ton. The Company has commitments for sales of 41.9 million tons of coal in 2011, including 37.8 million tons that are sold and priced at an average price per ton of approximately $79.00. The sold and priced tons include 7.1 million tons of metallurgical coal. Massey expects met coal shipments for 2011 to be in the range of 10 to 13 million tons.

Average cash cost per ton for the full year 2011 is expected to be in the range of $64.00 to $67.00. The increase in this range over previous guidance is driven mostly by higher than expected increases in costs for mining supplies, including diesel fuel, explosives and steel products. Lower production levels and increases in sales related costs are also factors in the increased cash cost per ton range.

Other income in 2011 is expected to be between $20 and $100 million. The Company expects capital expenditures in 2011 to be in the range of $400 to $500 million. DD&A is expected to be $380 million with approximately $56 million from the amortization of acquired sales contracts and other intangibles.

For 2012, the Company has commitments for sales of 28.9 million tons of coal, including 18.7 million tons that are sold and priced at an average price per ton of approximately $71.00. The sold and priced tons include approximately 1.1 million tons of metallurgical coal.

Management’s previous and current estimates for key operating statistics and financial measures for 2011 are summarized below:

(In millions except per ton amounts)	2011 (previous)	2011 (current)

Shipped Tons	43.0 to 47.0	41.0 to 44.0

Average Price/Ton	$81.00 to $86.00	$83.00 to $86.00

Cash Cost/Ton*	$59.00 to $62.00	$64.00 to $67.00

CAPEX	$400 to $550	$400 to $500

Other Income	$20 to $100	$20 to $100

DD&A	$390	$380

*	Excludes UBB charges

Merger Update

The Securities and Exchange Commission has declared effective the Form S-4 Registration Statement concerning the agreement and plan of merger between Alpha and Massey. The close of business on April 27, 2011 is the record date for determining the holders of common stock that will be entitled to notice of and to vote at the companies’ respective special meetings of stockholders regarding the proposed merger of a wholly owned subsidiary of Alpha and Massey and any adjournment of the special meetings. The companies intend to hold their respective special meetings of stockholders on June 1, 2011. If the Alpha and Massey stockholders approve the merger-related proposals at their respective special meetings, then, subject to certain other customary closing conditions, Alpha and Massey expect to close the merger promptly after the special meetings on June 1, 2011.

Conference Call, Webcast and Replay

Members of the Massey senior management team will hold a conference call to discuss the first quarter results and operations on Tuesday, May 3, 2011 at 10:00 a.m. ET. The call can be accessed via the Massey

Energy Company website at www.masseyenergyco.com. Following the live call, a replay will also be available at the same site.

Company Description

Massey Energy Company, headquartered in Richmond, Va., with operations in West Virginia, Kentucky and Virginia, is the largest coal producer in Central Appalachia and is included in the S&P500 Index. Massey produces, processes and sells various steam and metallurgical grade coals through its 25 processing plants and shipping centers and employs, through its various subsidiaries, more than 7,600 employees. More information about Massey can be found on the company’s Web site at www.masseyenergyco.com.

FORWARD-LOOKING STATEMENTS: Certain statements in this press release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions. These assumptions are based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances or events beyond the Company’s control. The Company disclaims any intent or obligation to update these forward-looking statements unless required by securities law, and the Company cautions the reader to not rely on them unduly. Caution must be exercised in relying on forward-looking statements including disclosures that use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “project,” “will,” and similar words or statements that are subject to risks, trends and uncertainties that could cause the Company’s actual results to differ materially from the expectations expressed or implied in such forward-looking statements. Factors potentially contributing to such differences include, among others: the Company’s cash flows, results of operation or financial condition; the successful completion of acquisition, disposition or financing transactions; the impact of the Upper Big Branch mine explosion and the effect thereof on our business; our ability to successfully integrate the operations we acquire, including as a result of the acquisition of Cumberland; governmental policies, laws, regulatory actions and court decisions affecting the coal industry or our customers’ coal usage; legal and administrative proceedings, settlements, investigations and claims and the availability of insurance coverage related thereto; inherent risks of coal mining beyond our control, including weather and geologic conditions or catastrophic weather-related damage; inherent complexities make it more difficult and costly to mine in Central Appalachia than in other parts of the United States; our production capabilities to meet market expectations and customer requirements; our ability to obtain coal from brokerage sources or contract miners in accordance with their contracts; our ability to obtain and renew permits necessary for our existing and planned operations in a timely manner; the cost and availability of transportation for our produced coal; our ability to expand our mining capacity; our ability to manage production costs, including labor costs; adjustments made in price, volume or terms to existing coal supply agreements; the worldwide market demand for coal, electricity and steel; environmental concerns related to coal mining and combustion and the cost and perceived benefits of alternative sources of energy such as natural gas and nuclear energy; competition among coal and other energy producers, in the United States and internationally; our ability to timely obtain necessary supplies and equipment; our reliance upon and relationships with our customers and suppliers; the creditworthiness of our customers and suppliers; our ability to attract, train and retain a skilled workforce to meet replacement or expansion needs; our assumptions and projections concerning economically recoverable coal reserve estimates; our failure to enter into anticipated new contracts; future economic or capital market conditions; foreign currency fluctuations; the availability and costs of credit, surety bonds and letters of credit that we require; the lack of insurance against all potential operating risks; our assumptions and projections regarding pension and other post-retirement benefit liabilities; our interpretation and application of accounting literature related to mining specific issues; our assumptions concerning economically recoverable coal reserve estimates; the successful implementation of Alpha’s and Massey’s strategic plans and objectives for future operations and expansion or consolidation; the ability to obtain regulatory approvals of the proposed merger with

Alpha on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the proposed merger with Alpha; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses of Alpha and Massey will not be integrated successfully after the merger is completed or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed merger with Alpha making it more difficult to maintain relationships with customers, employees or suppliers; and the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788-1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC. You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011. You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

###

MASSEY ENERGY COMPANY

CONSOLIDATED FINANCIAL RESULTS – UNAUDITED

(In Millions, Except Number of Employees, Per Share and Per Ton Information)

	Three Months Ended March 31,
	2011	2010
Revenues
Produced coal revenue	$831.3	$571.8
Freight and handling revenue	84.4	74.3
Purchased coal revenue	16.0	19.5
Other revenue	18.1	23.0

Total revenues	949.8	688.6

Costs and expenses
Cost of produced coal revenue	690.4	469.9
Freight and handling costs	84.4	74.3
Cost of purchased coal revenue	15.8	20.6
Depreciation, depletion and amortization applicable to:
Cost of produced coal revenue	86.0	64.2
Selling, general and administrative	11.2	0.3
Selling, general and administrative	27.3	28.1
Other expense	0.8	0.9
Loss (Gain) on derivative instruments	18.4	(36.5)

Total costs and expenses	934.3	621.8

Income before interest and taxes	15.5	66.8
Interest income	0.3	1.4
Interest expense	(25.8)	(25.2)
Gain on short-term investment	—	3.8

(Loss) Income before taxes	(10.0)	46.8
Income tax benefit (expense)	2.3	(13.2)

Net (loss) income	$(7.7)	$33.6

Net (loss) income per share
Basic	$(0.07)	$0.39

Diluted	$(0.07)	$0.39

Shares used to calculate net (loss) income per share
Basic	102.3	86.1

Diluted	102.3	87.4

EBIT	$15.5	$66.8
EBITDA	$112.7	$131.3
Adjusted EBITDA (see Note 5)	$148.9	$94.8

	Three Months Ended
	March 31,
	2011	2010
Produced tons sold:
Utility	7.1	5.2
Metallurgical	2.3	2.4
Industrial	0.9	0.9

Total produced tons sold	10.3	8.5

Total tons produced	10.3	8.5

Produced coal revenue per ton sold:
Utility	$66.23	$58.88
Metallurgical	$129.08	$84.30
Industrial	$71.32	$70.90
Produced coal revenue per ton sold	$80.96	$67.38

Average cash cost per ton	$66.04	$55.38

Capital expenditures	$100.8	$56.1
Number of employees at period end	7,613	5,951

	March 31, 2011	December 31, 2010
ASSETS

Cash and cash equivalents	$280.7	$327.2
Trade and other accounts receivable	366.1	296.8
Inventories	304.5	289.0
Income tax receivable	13.0	10.9
Other current assets	208.9	193.2
Property, plant and equipment, net	3,236.1	3,217.7
Intangible assets, net	106.6	120.9
Goodwill	36.7	36.7
Other noncurrent assets	111.5	118.6

Total assets	$4,664.1	$4,611.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

Short-term debt	$9.7	$12.3
Accounts payable, principally trade and bank overdrafts	255.5	245.3
Payroll and employee benefits	103.6	95.4
Other current liabilities	325.1	310.0
Long-term debt	1,309.3	1,303.9
Deferred taxes	165.2	163.4
Pension obligations	76.4	79.7
Other noncurrent liabilities	631.0	620.5

Total liabilities	2,875.8	2,830.5

Total stockholders’ equity	1,788.3	1,780.5

Total liabilities and stockholders’ equity	$4,664.1	$4,611.0

Note 1: The number of shares used to calculate basic Net (loss) income per share is based on the weighted average outstanding shares of Massey during the respective periods. The number of shares used to calculate diluted Net (loss) income per share is based on the number of shares used to calculate basic Net (loss) income per share plus the dilutive effect of stock options and other stock-based instruments held by Massey employees and directors each period and debt securities convertible into common stock. In accordance with accounting principles generally accepted in the United States (“GAAP”), the effect of certain dilutive securities was excluded from the calculation of the diluted Net (loss) income per share in the three months ended March 31, 2011, as such inclusion would result in antidilution.

Note 2: The three months ended March 31, 2011, includes pretax charges of $12.4 million in incurred costs, asset impairments and accrued reserves associated with the tragic accident at the Upper Big Branch mine (“UBB”) that occurred in April 2010. The table below summarizes expenses incurred by Massey related to the UBB accident, broken down by the financial statement line where the expenses were included:

	Three Months Ended
	March 31,		December 31,
	2011	2010	2010
Cost of produced coal revenue	$12.4	$—	$23.1

UBB charges	$12.4	$—	$23.1

Note 3: Transaction costs represent approximately $5.4 million of pre-tax expenses (recorded in Selling, general and administrative expense) related to the planned merger with Alpha Natural Resources, Inc. These costs include legal, professional services, and other administrative expenses.

Note 4: Loss (Gain) on derivative instruments represents the net loss (gain) for certain coal contracts that meet the definition of a derivative instrument but do not qualify for the normal purchase normal sale exception. These contracts are recognized at fair value and changes to their value are recognized as gains or losses in the current period earnings.

Note 5: “EBIT” is defined as (Loss) Income before interest and taxes. “EBITDA” is defined as (Loss) Income before interest and taxes before deducting Depreciation, depletion, and amortization (“DD&A”). “Adjusted EBITDA” is defined as EBITDA before UBB charges (see Note 2), Transaction costs (see Note 3), and Loss (Gain) on derivative instruments (see Note 4), which we consider significant items that are not related to our ongoing, underlying business and which distorts comparability of results. Although EBIT, EBITDA and Adjusted EBITDA are not measures of performance calculated in conformity with GAAP, management believes that both measures are useful to an investor in evaluating Massey because they are widely used in the coal industry as measures to evaluate a company’s operating performance before debt expense and as a measure of its cash flow. EBIT, EBITDA and Adjusted EBITDA do not purport to represent operating income, net income or cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance calculated in accordance with GAAP. In addition, because EBIT, EBITDA and Adjusted EBITDA are not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. The table below reconciles the GAAP measure of Net (loss) income to EBIT, EBITDA and Adjusted EBITDA.

	Three Months Ended March 31,
	2011	2010
Net (loss) income	$(7.7)	$33.6
Plus: Income tax (benefit) expense	(2.3)	13.2
Plus: Net interest expense and
Gain on short-term investment	25.5	20.0

EBIT	15.5	66.8
Plus: Depreciation, depletion and amortization	97.2	64.5

EBITDA	112.7	131.3
Plus: UBB charges (see Note 2)	12.4	—
Plus: Transaction costs (see Note 3)	5.4	—
Plus: Loss (Gain) on derivative instruments (see Note 4)	18.4	(36.5)

Adjusted EBITDA	$148.9	$94.8

Three Months Ended December 31,
2010
Net (loss) income	$(70.1)
Plus: Income tax (benefit) expense	(19.5)
Plus: Net interest expense and
Gain on short-term investment	25.8

EBIT	(63.8)
Plus: Depreciation, depletion and amortization	99.6

EBITDA	35.8
Plus: UBB charges (see Note 2)	23.1
Plus: Loss (Gain) on derivative instruments (see
Note 4)	0.7

Adjusted EBITDA	$59.6

Note 6: “Average cash cost per ton” is calculated as Cost of produced coal revenue (excluding Selling, general and administrative expense (“SG&A”), DD&A and the UBB charges) divided by the number of produced tons sold. Although Average cash cost per ton is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to investors in evaluating Massey because it is widely used in the coal industry as a measure to evaluate a company’s control over its cash costs. Average cash cost per ton should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because Average cash cost per ton is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. The table below reconciles the GAAP measure of Total costs and expenses to Average cash cost per ton.

	Three Months Ended
	March 31,		December 31,
	2011	2010	2010
Total costs and expenses	$934.3	$621.8	$793.8
Less: Freight and handling costs	84.4	74.3	51.3
Less: Cost of purchased coal revenue	15.8	20.6	20.9
Less: Depreciation, depletion and amortization	97.2	64.5	99.6
Less: Selling, general and administrative	27.3	28.1	37.5
Less: Other expense	0.8	0.9	0.8
Less: Loss (Gain) on derivative instruments (see Note 4)	18.4	(36.5)	0.7
Less: UBB charges (see Note 2)	12.4	—	23.1

Average cash cost	$678.0	$469.9	$559.9

Average cash cost per ton	$66.04	$55.38	$62.67

Note 7: Massey’s debt is comprised of the following:

	March 31, 2011	December 31, 2010
6.875% senior notes due 2013, net of discount of $2.3 and $2.5, respectively	$757.7	$757.5
3.25% convertible senior notes due 2015, net of discount of $107.5 and $112.7, respectively	551.5	546.4
2.25% convertible senior notes due 2024	9.7	9.6
Capital lease obligations	0.1	2.7

Total debt	1,319.0	1,316.2
Less: Short-term debt	9.7	12.3

Total long-term debt	$1,309.3	$1,303.9

Note 8: “Net debt” is calculated as the sum of Short-term debt and Long-term debt less Cash and cash equivalents and Restricted cash (included in Other current assets). Although Net debt is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating Massey because it provides a clearer comparison of the Company’s debt position from period to period. Net debt should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. The table below reconciles the GAAP measure of Long-term debt to Net debt.

	March 31, 2011	December 31, 2010
Long-term debt	$1,309.3	$1,303.9
Plus: Short-term debt	9.7	12.3
Less: Cash and cash equivalents	280.7	327.2
Less: Restricted cash	73.4	73.4

Net debt	$964.9	$915.6

Note 8: The “Total debt-to-book capitalization” ratio is calculated as the sum of Short-term debt and Long-term debt divided by the sum of Short-term debt, Long-term debt and Total shareholders’ equity. The “Total net debt-to-book capitalization” ratio is calculated as the sum of Net debt (calculated in Note 7) divided by the sum of Net debt and Total shareholders’ equity. The tables below calculate the Total debt-to-book capitalization and Total net debt-to-book capitalization ratios.

	March 31,	December 31,
	2011	2010
Long-term debt	$1,309.3	$1,303.9
Plus: Short-term debt	9.7	12.3

Total debt (numerator)	1,319.0	1,316.2

Plus: Total shareholders’ equity	1,788.3	1,780.5

Book capitalization (denominator)	$3,107.3	$3,096.7

Total debt-to-book capitalization ratio	42.4%	42.5%

Net debt (from Note 8) (numerator)	$964.9	$915.6
Plus: Total shareholders’ equity	1,788.3	1,780.5

Adjusted book capitalization (denominator)	$2,753.2	$2,696.1

Total net debt-to-book capitalization ratio	35.0%	34.0%

Note 9: “Operating cash margin per ton” is calculated as the difference between Produced coal revenue per ton sold (Produced coal revenue divided by Total produced tons sold) and Average cash cost per ton (computed in Note 6). Although Operating cash margin per ton is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to an investor in evaluating Massey because it is widely used in the coal industry as a measure to evaluate a company’s profitability from produced tons sold. Operating cash margin per ton should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because Operating cash margin per ton may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. The table below reconciles the GAAP measure of Produced coal revenue to Operating cash margin per ton.

	Three Months Ended
	March 31,
	2011		2010
	$	Per Ton	$	Per Ton
Produced coal revenue	$831.3	$80.96	$571.8	$67.38
Less: Average cash cost (from Note 6)	678.0	66.04	469.9	55.38

Operating cash margin	$153.3	$14.92	$101.9	$12.00

Note 10: “Other (loss) income” is calculated as the sum of Purchased coal revenue and Other revenue less Cost of purchased coal revenue, Other expense and Loss (Gain) on derivative instruments. Although Other (loss) income is not a measure of performance calculated in accordance with GAAP, management believes that it is useful to investors in evaluating Massey because it is a widely used measure of gross income from non-core sources. Other (loss) income should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because Other (loss) income is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. The table below reconciles the GAAP measure of Other revenue to Other (loss) income.

	Three Months Ended March 31,
	2011	2010
Other revenue	$18.1	$23.0
Plus: Purchased coal revenue	16.0	19.5
Less: Cost of purchased coal revenue	15.8	20.6
Less: Other expense	0.8	0.9
Less: Loss (Gain) on derivative instruments	18.4	(36.5)

Other (loss) income	$(0.9)	$57.5